

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

February 2, 2018

<u>Via Overnight Delivery</u>

Mr. Bill Appleton
Executive Vice President & General Counsel
The E.W. Scripps Company
312 Walnut Street
Suite 2800
Cincinnati, Ohio 45202

Re: <u>Notice of Intent to Nominate Directors at The E.W. Scripps Company 2018 Annual Meeting of Shareholders</u>

Dear Mr. Appleton:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies The E.W. Scripps Company (the "Company" or "SSP") that it intends to nominate Mr. Vincent L. Sadusky and Ms. Colleen Birdnow Brown as nominees for election as a Class A directors to the Board of Directors of The E.W. Scripps Company at the Company's 2018 Annual Meeting of Shareholders ("Annual Meeting").

In accordance with the Company's latest proxy statement (applicable section detailed below) we provide the following information concerning Mr. Vincent L. Sadusky

"If a shareholder intends to raise a proposal at the Company's 2018 Annual Meeting of Shareholders that he or she does not seek to have included in the Company's proxy materials, the shareholder must notify the Company of the proposal on or before February 5, 2018. If the shareholder fails to notify the Company, the Company's proxies will be permitted to use their discretionary voting authority with respect to such proposal when and if raised at the 2018 Annual Meeting of Shareholders, whether or not there is any discussion of such proposal in the 2018 proxy statement." Source: SSP 2017 DEF 14A

1. The nominee's name, age, principal occupation and employer.

    Vincent L. Sadusky, 52. SEC Registrant Board Director & Private Investor.

2. The nominee's business address and residential address. Telephone number.

    Business: Not Applicable

    Residential: (Provided to the Issuer)



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

3. A biographical profile of the nominee, including educational background and business and professional experience.

> *Mr. Sadusky (52) has served as a director and a member of the Audit Committee of Hemisphere Media Group, Inc. since April 2013. From November 2014 through January 2017, Mr. Sadusky served as President and Chief Executive Officer of Media General, Inc. Previously, he served as the President and Chief Executive Officer of LIN Media LLC until it merged with Media General, Inc. in 2014. Mr. Sadusky served as Vice President Chief Financial Officer and Treasurer of LIN Media in 2004 until his appointment as President and Chief Executive Officer in 2006. From 1999 until August 2004, Mr. Sadusky was Chief Financial Officer and Treasurer of Telemundo Communications Group, Inc., where he worked for over 10 years. Prior to joining Telemundo Communications, he performed attestation and consulting services for 7 years with Ernst & Young, LLC. In addition to serving on the board of Hemisphere Media Group, Inc., Mr. Sadusky currently serves on the board of International Game Technology. Through January 2017, he served as a director of Media General, Inc. Mr. Sadusky formerly served as a member of the board of the National Association of Broadcasters, Treasurer of the NBC affiliates board, and board member and President of the Open Mobile Video Coalition and also served on the boards of JVB Financial Group, LLC, LIN Media LLC and Maximum Service Television, Inc. Mr. Sadusky received his M.B.A. degree from New York Institute of Technology and his B.S. in accounting from Penn State University, where he was a University Scholar.*

> *GAMCO believes that Mr. Sadusky's qualifications to serve on the Board of Directors include his extensive executive experience in the broadcasting sector, his vast investment experience and his record of service on the boards of several public and private companies. GAMCO believes Mr. Sadusky brings extensive executive and board experience and GAMCO strongly supports the nomination of Mr. Sadusky for election to the Board of Directors of the Company at its 2018 Annual Meeting of Shareholders.*

> *A copy of Mr. Sadusky's biographical sketch is enclosed (Exhibit A).*

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Sadusky and the Company, directly or indirectly, and that Mr. Sadusky would qualify under NYSE rules as an independent director.*

2



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

> *At present, Mr. Sadusky does not hold any shares of stock of the Company.*

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Sadusky's written consent letter is enclosed (Exhibit B).*

In accordance with the Company's latest proxy statement we provide the following information concerning Ms. Colleen Birdnow Brown

1. The nominee's name, age, principal occupation and employer.

> *Colleen Birdnow Brown, 59. Corporate Director and CEO, MarcaGlobal LLC.*

2. The nominee's business address and residential address. Telephone number.

> *Business: 7100 E. Belleview Ave. Suite 310, Greenwood Village, CO, 80111.*
>
> *Residential: (Provided to the Issuer)*

3. A biographical profile of the nominee, including educational background and business and professional experience.

> *Brown is an award winning public company CEO and corporate board director. She is Founder of Marca Global, an Inc. 5000 fastest growing technology company. She is a frequent key note speaker and panelist on best practices, disruption, innovation and leadership in the boardroom.*
>
> *Brown serves on the board of True Blue, Inc (TBI) (2014-Present) and is chair of the Innovation and Technology Committee. She serves on the Spark Networks (LOV) (2017-Present) Board and is chair of the Audit Committee. She serves as director and audit chair of privately held Port Blakely. Brown served as chairperson of American Apparel (APP) (2014-2016) during its reorganization. She previously served on the boards of DataSphere Technologies until its successful sale in 2017, BECU (Boeing Employee Credit Union), CareerBuilder.com and ClassifiedVentures.com (Cars.com).*

3



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

As director, president and CEO of Fisher Communications, Inc. (FSCI) (2005-2013), Brown led the company's turn around and was selected into the Hall of Fame in 2014 by Gabelli Asset Management for delivering outstanding shareholder value. Brown served in the C-Suite of Belo Corp (BCI) and Lee Enterprises (LEE), and as a senior leader at Gannett (GCI). She began her career in finance and digital technology.

Selected as a Top 100 Director in 2017 by the NACD, Brown was also honored in the Pacific Northwest as Director of the Year. Brown is a NACD Leadership Fellow. She received the Outstanding Public Company CEO Award from the Seattle Business Journal in 2014. She earned the Technology Leadership Award and the Innovation Award for her work in Television. She is a director of the non-profit Delta Dental of WA, past chair of United Way of King County and former director of Associated Press Television (AP), the National Association of Broadcasters (NAB), National Association of Television and Programming Executives (NATPE) and YPO. She is a Henry Crown Fellow at the Aspen Institute and a member of the Aspen Leadership Institute. She holds a B.S. from the University of Dubuque and M.B.A. from the University of Colorado.

GAMCO believes that Ms. Brown's qualifications to serve on the Board of Directors include her extensive executive experience in the media sector, her record of service on the boards of several public and private companies and her understanding of best practices in corporate governance as an NACD fellow. GAMCO believes Ms. Brown brings extensive executive and board experience and GAMCO strongly supports the nomination of Ms. Brown for election to the Board of Directors of the Company at its 2018 Annual Meeting of Shareholders.

A copy of Ms. Brown's biographical sketch is enclosed (Exhibit C).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

    We are advised that no business relationship exists between Ms. Brown and the Company, directly or indirectly, and that Ms. Brown would qualify under NYSE rules as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

    At present, Ms. Brown does not hold any shares of stock of the Company.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

Ms. Brown's written consent letter is enclosed (Exhibit D).

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number. GAMCO's name and address as it appears on the Company's books.

   GAMCO's principal offices are located at One Corporate Center, Rye, NY, 10580. (914) 921-5100.

   GAMCO Asset Management Inc. / 401 Theodore Fremd Ave., Rye, NY, 10580.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Shareholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

   As of February 1, 2018, GAMCO was the beneficial owner of 8,291,126 shares of the Company's Class A common stock, representing 11.85% of the outstanding shares of the Class A common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated January 31, 2018, is enclosed (Exhibit E).

   As of February 1, 2018, GAMCO was the record owner of 100 shares of the Company's Class A common stock, representing 0.00% of the outstanding shares of the common stock.

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Shareholder; and

5



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

   There are no arrangements or understanding between GAMCO and Mr. Sadusky and Ms. Brown or others pursuant to which Mr. Sadusky and Ms. Brown are being nominated by GAMCO.

   GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 0.003% of the common stock of Hemisphere Media Group, Inc., for which Mr. Sadusky serves as a Director.

   GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 0.140% of the common stock of International Game Technology PLC, for which Mr. Sadusky serves as a Director.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders of the Company's outstanding shares.

   GAMCO does intend to deliver a proxy statement and form of proxy.

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of these nominations.

This letter and all attachments hereto are submitted in a good faith effort to satisfy the Company's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO is a holder of record and beneficial owner of shares of the Company entitled to vote at the Company's Annual Meeting. GAMCO intends to be present at the Annual Meeting in person or by proxy to nominate Mr. Sadusky and Ms. Brown to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman
      General Counsel

DG/gm

Enclosures

<u>Exhibit A</u>

Mr. Sadusky's Biographical Sketch (Document Provided to the Issuer)

<u>Exhibit B</u>

Mr. Sadusky's Written Consent Letter (Document Provided to the Issuer)

Exhibit C

Ms. Brown's Biographical Sketch (Document Provided to the Issuer)

<u>Exhibit D</u>

Ms. Brown's Written Consent Letter (Document Provided to the Issuer)

Amendment Number 11 to Schedule 13D, Filed on January 31, 2018 (Complete Filing Available on EDGAR).